Exhibit 23.2

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

IXYS Corporation
Milpitas, California

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of IXYS Corporation of our reports dated June 11, 2010, relating to the consolidated financial statements and the effectiveness of IXYS Corporation's internal control over financial reporting, appearing in the Company's Annual Report on Form 10-K for the year ended March 31, 2010.

/s/ BDO Seidman, LLP

San Francisco, California
June 11, 2010